SWDocIDSCHEDULE 13D













                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  Amendment No.

                    INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock $.001 par value
                         (Title of Class of Securities)

                                  45768 A 10 4
                                 (CUSIP Number)

                                  ROBIN HACKETT
                               6500 Turnberry Ct.
                            Parkville, Missouri 64152
                                  816-505-7943


          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 16, 2001
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                  SCHEDULE 13D

CUSIP No. 45768 A 10 4

1)   Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons

     Robin Hackett

2)   Check the Appropriate Box if a Member of a Group    (a) / x /
                                                          (b) / /
3)   SEC Use Only

4)   Source of Funds (See Instructions)                     OO

5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                / /

6)   Citizenship or Place of Organization:                  USA

                       7)  Sole Voting Power
NUMBER OF SHARES
                       8)  Shared Voting Power
BENEFICIALLY OWNED         11,505,161
BY EACH REPORTING      9)  Sole Voting Power

PERSON WITH            10) Shared Dispositive Power
                           11,505,161

11)  Aggregate Amount Beneficially Owned by Each        11,505,161
     Reporting Person:

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)             / /

13)  Percent of Class Represented by Amount in Row         21.8%
     (11)

14)  Type of Reporting Person (See Instructions)            IN




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3 of 6

      This Schedule 13D is filed with the Securities and Exchange Commission ("Commission") by Robin Hackett in connection with her acquisition of more than 5% of the issued and outstanding Common Stock of Innovative Software Technologies, Inc. on April 16, 2001.

ITEM 1.    Security and Issuer

        This Schedule 13D relates to the common stock, $.001 par value ("Common Stock"), of Innovative Software Technologies, Inc., a California corporation (the "Company"), whose principal executive offices are located at 5072 North 300 West, Provo, Utah 84604.

ITEM 2.    Identity and Background

      This Schedule 13D is filed by Ms. Hackett. Ms. Hackett is an individual whose present primary occupation is home maker. Ms. Hackett resides at 6500 Turnberry Ct., Parkville, Missouri 64152. During the last five years, Ms. Hackett has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Ms. Hackett is a citizen of the United States.

ITEM 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------

      On April 16, 2001, Ms. Hackett acquired beneficial ownership of 11,770,161 shares of Common Stock in connection with the combination of Hackett Media Inc. ("HMI") with the Company, including (a) with her spouse, Douglas S. Hackett ("Shane"), in joint tenancy with right of survivorship, 4,904,235 shares of Common Stock (adjusted for 3-for-1 stock split on August 10, 2001) in exchange for 125 shares of the common stock of HMI; and (b) 6,865,926 shares of Common Stock (adjusted for 3-for-1 stock split on August 10, 2001) in exchange for 175 shares of the common stock of HMI which were acquired by Harlaxton Limited Partnership ("Harlaxton") of which Ms. Hackett is one of the two general partners.

ITEM 4.    Purpose of the Transaction

      Ms. Hackett acquired the shares described in Item 3 for investment purposes. Depending on market conditions and other factors that Ms. Hackett may deem material to her investment decisions, Ms. Hackett personally or on behalf of Harlaxton may purchase additional shares or may dispose of all or a portion of the shares that she now owns or hereafter may acquire.

      Except as set forth in this Item 4, Ms. Hackett has no present plans or proposals personally or on behalf of Harlaxton that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Act. However, she reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as she may determine.



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ITEM 5.    Interest in Securities of Issuer

(a) As of November 18, 2003, Ms. Hackett beneficially owns 11,505,161 shares of Common Stock, which accounts for 21.8% of the issued and outstanding shares of Common Stock.

(b) As of November 18, 2003, Ms. Hackett shares the power to vote and dispose with (i) her spouse, Shane, 4,639,235 shares held in joint tenancy with right of survivorship; and (ii) Harlaxton and Shane, the other general partner of Harlaxton, 6,865,926 shares held by Harlaxton of which Robin is a general partner.

      Shane is an individual. To the knowledge of Ms. Hackett (i) Shane's present primary occupation is as Chief Executive Officer, President and Chairman of the Board of Directors of the Company with an office at 204 N.W. Platte Valley Drive, Riverside, Missouri 64150, (ii) Shane has held this position since 2001, (iii) Shane has been a member of the Board of Directors of the Company since 2001, (iv) during the last five years, Shane has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws, and (v) Shane is a citizen of the United States.

      Harlaxton is a Florida limited partnership and its general partners are Ms. Hackett and Shane. The principal business of Harlaxton is family investments. The principal address of Harlaxton is 657 Tom Ct., Winter Springs, Florida 32708. Harlaxton has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has Harlaxton been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) During the past 60 days, Ms. Hackett has not purchased or sold securities of the Company.

(d) No person other than Ms. Hackett, Shane or Harlaxton (whose ownership rights are described herein) has the right to receive or direct dividends or sale proceeds from the securities.

(e)   Not Applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with
           --------------------------------------------------------------
        Respect to Securities of the Issuer:
        -----------------------------------

      None.



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ITEM 7.    Exhibits

      Exhibit No.

      1. Financing Agreement dated January 25, 2001 among Iwasaka Investments Limited, Shane Hackett and Hackett Media, Inc. (incorporated herein by reference from Exhibit 4.6 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 15, 2003).

2.         Share Exchange Agreement (incorporated herein by reference from
           Exhibit 2.1 to the Company's June 13, 2001 Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 15,
           2001).



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                                      SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 18, 2003                   /s/ Robin Hackett
                                    ----------------------------------
                                    Robin Hackett